Uranium Participation Corporation

Atrium on Bay 595 Bay Street Suite 402 Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com

RECEIVED
2008 OCT 27 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 14, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

08005600

SUPPL

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 **(SEC File No. 82-35023)**

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Release dated October 14, 2008

PROCESSED
OCT 29 2008
THOMSON REUTERS

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has offered for distribution to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979 – 1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: [signature]
Title: Corporate Secretary

10/27

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE | Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS FINANCIAL RESULTS FOR THE SIX MONTHS ENDED AUGUST 31, 2008

TORONTO, October 14, 2008 -- Uranium Participation Corporation ("Uranium Corp.") reports results for the six months ended August 31, 2008. All amounts are in Canadian currency unless otherwise noted.

Net assets from operations decreased $24.1 million for the six months ended August 31, 2008. This resulted from $26.8 million in unrealized losses incurred due to the decline in value of Uranium Corp's uranium investments, offset by $4.4 million in income tax recoveries. Additionally, Uranium Corp earned $2.4 million in income from the lending of its uranium investments, $0.2 million in interest from invested cash, and incurred $1.1 million in foreign exchange losses due to the decline in the value of the U.S. currency acquired and held for purchases of uranium.

This compares to a decrease in net assets from operations of $45.4 million for the six months ended August 31, 2007 resulting from $54.7 million in unrealized losses on uranium investments, $10.1 million in income tax recoveries, $0.2 million in interest from invested cash and $1.3 million in foreign exchange losses.

Net asset value increased from $582.5 million at February 29, 2008 to $630.8 million at August 31, 2008 with net asset value per common share decreasing from $8.96 to $8.72 over the six month period.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation
Interim Management Report of Fund Performance
August 31, 2008

DISCLOSURE

This Interim Management Report of Fund Performance contains financial highlights but does not contain either interim or annual financial statements of Uranium Participation Corporation ("Uranium Corp"). You can get a copy of the interim or annual financial statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Interim Management Report of Fund Performance is current as of October 14, 2008. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Interim Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the Company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. For a list of the principal risks of an investment in Uranium Corp, please refer to the "RISK FACTORS" section of the Company's annual management report of fund performance dated February 29, 2008.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

RESULTS OF OPERATIONS

Uranium Corp's basic net asset value per common share decreased from $8.96 per share at February 29, 2008 to $8.72 at August 31, 2008 representing a basic net asset value loss of 2.7%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 1.4%.

Uranium Corp's net assets at August 31, 2008 were $630,777,000 representing an 8.3% increase from the net assets of $582,545,000 at February 29, 2008. Of the net asset value increase of $48,232,000 over the period, $72,312,000 was attributable to the after-tax net proceeds of additional equity issues, offset by decrease of $24,080,000 from investment operation performance.

Equity Financing

In March 2008, Uranium Corp issued 7,331,250 shares at $10.20 per share for total proceeds of $74,779,000.

As at August 31, 2008, Uranium Corp had 72,323,091 common shares and 2,828,799 warrants issued and outstanding. The warrants outstanding were issued in September 2006 (the "2006 warrants") and are exercisable into common shares at $12.00 per warrant prior to September 14, 2008.

Since inception, Uranium Corp has raised gross proceeds of $543,439,000 through common share and equity unit financings, with an additional $31,136,000 received through warrant exercises. Uranium Corp invested $534,031,000 or 92.9% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the period, Uranium Corp increased its U_3O_8 holdings by 950,000 pounds, raising its total holdings to 5,425,000 pounds at August 31, 2008. The total cost of this investment was $262,565,000 or $48.40 per pound. The fair value of this investment at August 31, 2008 was $371,817,000 or $68.54 [1] per pound, representing an increase of 41.6%. On a U.S dollar basis, the fair value of this investment has increased by 48.7%.

During the period, Uranium Corp increased its UF_6 holdings by 75,000 KgU, raising its total holdings to 1,492,230 KgU at August 31, 2008. The total cost of this investment was $271,466,000 or $181.92 per KgU. The fair value of this investment at August 31, 2008 was $282,245,000 or $189.14 [1] per KgU, representing an increase of 4.0%. On a U.S dollar basis, the fair value of this investment has increased by 5.9%.

Uranium Corp has loaned 500,000 KgU of UF_6 to a producer, subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral is held in the form of an irrevocable letter of credit from a major financial institution that is subject to adjustment on an annual basis. As at August 31, 2008, the market value of investments lent was $94,571,000 with collateral held of $164,610,000.

[1] Reflects spot prices published by Ux Consulting Company, LLC on August 25, 2008 of US$64.50 per pound for U_3O_8 and US$178.00 per KgU for UF_6 translated at a foreign exchange rate of 1.0626.

Investment Performance

Investment operation results declined by $24,080,000 in the six months ended August 31, 2008, largely due to unrealized losses on uranium investments of $26,819,000, net of tax recovery movements of $4,430,000.

Unrealized losses on investments reflect the decrease in U_3O_8 and UF_6 spot prices. As reported by the Ux Consulting Company, LLC ("UxCo"), spot prices for U_3O_8 decreased from US$73.00 per pound at February 2008 to US$64.50 per pound at August 2008. Similarly, spot prices for UF_6 decreased from US$200.00 per KgU at February 2008 to US$178.00 per KgU at August 2008.

Uranium Corp does not qualify as a mutual fund trust under the provisions of the Canadian Income Tax Act therefore is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable and receivable based on the unrealized gains and losses on investments. Tax provision movements reflect an effective tax rate of approximately 15.5% for the period compared to approximately 18.2% in prior year's comparable period. Uranium investments made through its wholly owned subsidiary, Uranium Participation Cyprus Limited, and substantively enacted corporate tax rate reductions in Canada caused the decline in Uranium Corp's effective future tax rate. The resulting valuation of Uranium Corp's future tax assets and liabilities using the substantively enacted lower tax rates of between 3% and 29% have resulted in a favourable impact on the in period effective tax rate.

RECENT DEVELOPMENTS

Of the warrants outstanding at August 31, 2008, 5,500 warrants were exercised in early September and the remaining 2,823,299 warrants expired on September 15, 2008.

As reported by UxCo as at October 13, 2008, the spot price of U_3O_8 has declined to US$46.00 per pound from US$64.50 per pound on August 25, 2008, a decrease of 28.7%, while the value of UF_6 has declined to US$130.19 per KgU from US$178.00 per KgU on August 25, 2008, a decrease of 26.9%.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Company.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp had a credit agreement with the Manager for a revolving facility of up to $15,000,000. The Company had drawn $11,600,000 under the facility which was repaid and terminated on April 10, 2007.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at the market at the time of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at the market price at the time of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following transactions were incurred with the Manager during the six months ended August 31, 2008 and 2007:

(in thousands of Canadian dollars)	August 2008	August 2007
Fees incurred with the Manager:		
Management fees	805	1,047
Equity financing fees [1]	200	200
Transaction fees – uranium purchase commissions	1,246	1,615
Shareholder information and other compliance	37	6
General office and miscellaneous	–	1
Interest and other debt related expenses		
Interest on loan payable	–	91
Standby fees on line of credit	–	4
Total fees incurred with the Manager	$ 2,288	$ 2,964

[1] Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at August 31, 2008, accounts payable and accrued liabilities included $188,000 of amounts due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the net asset value attributable to common shares ("Net Asset Value Return") and the past performance of the share price ("Market Value Return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net Asset Value Return is the best representation of the performance of Uranium Corp while Market Value Return is the best representation of the return to a shareholder of Uranium Corp.

Year by Year Returns

The table below shows the annual performance and the interim performance, in Net Asset Value Return and Market Value Return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial period.

	August 2008 [(1)]	February 2008 [(2)]	February 2007 [(2)]	February 2006 [(3)]
Net Asset Value Return (Loss) – basic	(2.7%)	(25.0%)	110.0%	18.3%
Net Asset Value Return (Loss) – diluted	(2.7%)	(21.6%)	100.9%	18.3%
Market Value Return (Loss)	(25.2%)	(18.4%)	94.1%	40.2%

(1) For the six months ended August 31, 2008.
(2) For the twelve months ended.
(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compound Returns

The table below shows the annual compound return in Net Asset Value Return and Market Value Return of Uranium Corp for each period indicated, compared with the TSX Composite Index calculated on the same compound basis.

	August 2008 [(1)]	February 2008 [(1)]	February 2007 [(1)]	February 2006 [(1)]
Net Asset Value Return – basic	81.3%	86.3%	148.4%	18.3%
Net Asset Value Return – diluted	81.3%	86.3%	137.6%	18.3%
Market Value Return	66.2%	122.1%	172.1%	40.2%
S&P / TSX Composite Index [(2)]	45.1%	43.1%	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to end of applicable fiscal period.
(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at August 31, 2008:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 371,817
Uranium hexafluoride ("UF_6") [2]	1,492,230 KgU	$ 271,466	$ 282,245
		$ 534,031	$ 654,062
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 68.54
- In United States dollars		$ 43.37	$ 64.50
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 189.14
- In United States dollars		$ 168.15	$ 178.00

(1) The market values have been translated to Canadian dollars using the August 31, 2008 noon foreign exchange rate of 1.0626.

(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party.

(3) The cost of the portfolio excludes transaction fees incurred since the Company's inception in March 2005.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the corporation's unaudited interim and audited annual financial statements.

Net Asset Value per Share

	August 2008 [1]	February 2008 [2]	February 2007 [2]	February 2006 [3]
Net Asset Value per Share – Basic:				
Net asset value, beginning of period [3]	$ 8.96	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations [4]:				
Total revenue	$ 0.04	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.06)	$ (0.16)	$ (0.15)	$ (0.22)
Income tax recovery (provision)	$ 0.06	$ 0.93	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period	$ (0.37)	$ (3.81)	$ 8.45	$ 1.30
Total increase (decrease) from operations	$ (0.33)	$ (2.91)	$ 6.27	$ 0.73
Net asset value, end of period [4]	$ 8.72	$ 8.96	$ 11.95	$ 5.69

Net Asset Value per Share – Diluted:

Net asset value, beginning of period [4]	$ 8.96	$ 11.43	$ 5.69	$ 4.81
Increase (decrease) from operations [4]:				
Total revenue	$ 0.04	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.06)	$ (0.16)	$ (0.14)	$ (0.22)
Income tax recovery (provision)	$ 0.06	$ 0.93	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period	$ (0.37)	$ (3.81)	$ 8.08	$ 1.30
Total increase (decrease) from operations	$ (0.33)	$ (2.91)	$ 6.00	$ 0.73
Net asset value, end of period [4]	$ 8.72	$ 8.96	$ 11.43	$ 5.69

(1) For the six months ended August 31, 2008.

(2) For the twelve months ended.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(4) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

	August 2008 [1]	February 2008 [2]	February 2007 [2]	February 2006 [3]
Total net assets, end of the period (000's)	$630,777	$582,545	$579,364	$175,010
Average net asset value for the period (000's)	$602,879	$708,476	$336,589	$116,015
Number of common shares outstanding (000's)	72,323	64,992	48,474	30,751
Management expense ratio				
Total expenses before taxes [4]	0.50%	1.01%	1.11%	2.45%
Income tax provision/(recovery)	(0.73%)	(7.87%)	25.05%	7.26%
Portfolio turnover rate	–	–	–	–
Trading expense ratio [5]	0.21%	0.32%	0.73%	1.75%
Closing market price per common share on TSX	$ 8.64	$ 11.55	$ 14.15	$ 7.29

(1) For the six months ended August 31, 2008.

(2) For the twelve months ended.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(4) The management expense ratio for total expenses represents total investment operation expenses excluding transaction costs for the period over the average net asset value of the fund for the period. Transaction costs are included in the trading expense ratio calculation.

(5) Represents total transaction costs for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT AUGUST 31, 2008 AND FEBRUARY 29, 2008 (Unaudited)

(in thousands of Canadian dollars, except per share amounts)	August 2008	February 2008
Assets		
Investments at market value	$ 654,062	$ 597,796
(at cost: August-$534,031; February-$450,946)		
Cash and cash equivalents	342	13,687
Sundry receivables and other assets	803	1,113
Income taxes receivable	23	23
Future income taxes (note 3)	12,277	10,570
	$ 667,507	$ 623,189
Liabilities		
Accounts payable and accrued liabilities	1,194	1,030
Income taxes payable	59	390
Future income taxes (note 3)	35,477	39,224
Net assets	$ 630,777	$ 582,545
Net assets represented by		
Common shares (note 4)	$ 553,515	$ 481,203
Warrants (note 4)	2,455	2,455
Contributed surplus (note 4)	30	30
Retained earnings	74,777	98,857
	$ 630,777	$ 582,545
Common shares		
Issued and outstanding (note 4)	72,323,091	64,991,841
Net asset value per common share		
Basic and diluted	$ 8.72	$ 8.96

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED AUGUST 31, 2008 AND 2007 (Unaudited)

(in thousands of Canadian dollars)	August 2008	August 2007
Income		
Interest	$ 165	$ 184
Income from investment lending (note 6)	2,425	3,925
Unrealized losses on investments	(26,819)	(54,657)
	(24,229)	(50,548)
Operating expenses		
Transaction fees (note 5)	1,290	1,615
Management fees (note 5)	805	1,047
Storage fees	637	467
Audit fees	23	23
Directors fees	57	51
Legal and other professional fees	10	168
Shareholder information and other compliance	135	111
General office and miscellaneous	204	105
Interest and other debt related expenses	–	95
Foreign exchange loss	1,120	1,281
	4,281	4,963
Decrease in net assets from operations before taxes	(28,510)	(55,511)
Income tax recovery (note 3)	(4,430)	(10,111)
Decrease in net assets from operations after taxes	(24,080)	(45,400)
Opening retained earnings	98,857	273,602
Closing retained earnings	74,777	228,202
Decrease in net assets from operations per common share		
Basic and diluted	$ (0.34)	$ (0.81)
Weighted average common shares outstanding (note 4)		
Basic and diluted	71,712,154	56,307,359

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE SIX MONTHS ENDED AUGUST 31, 2008 AND 2007 (Unaudited)

(in thousands of Canadian dollars)	August 2008	August 2007
Net assets at beginning of period	$582,545	$579,364
Net proceeds from issue of units and shares, and exercise of warrants, after tax	72,312	122,573
Decrease in net assets from operations after taxes	(24,080)	(45,400)
Net assets at end of period	$630,777	$656,537

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED AUGUST 31, 2008 AND 2007 (Unaudited)

(in thousands of Canadian dollars)	August 2008	August 2007
Operating Activities		
Decrease in net assets from operations after taxes	$ (24,080)	$ (45,400)
Adjustments for non-cash items:		
Unrealized losses on investments	26,819	54,657
Future income tax recovery	(4,446)	(10,132)
Changes in non-cash working capital:		
Change in sundry receivables and other assets	310	(660)
Change in income taxes receivable	–	93
Change in accounts payable and accrued liabilities	164	(176)
Change in income taxes payable	(331)	–
Net cash used in operating activities	(1,564)	(1,618)
Investing Activities		
Purchases of uranium investments	(83,085)	(107,696)
Net cash used in investing activities	(83,085)	(107,696)
Financing Activities		
Repayments of loans payable	–	(11,600)
Share and warrant issues net of issue costs	71,304	121,141
Net cash generated by financing activities	71,304	109,541
Increase (decrease) in cash and cash equivalents	(13,345)	227
Cash and cash equivalents – beginning of period	13,687	867
Cash and cash equivalents - end of period	$ 342	$ 1,094

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT AUGUST 31, 2008

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 371,817
Uranium hexafluoride ("UF_6") [2]	1,492,230 KgU	$ 271,466	$ 282,245
		$ 534,031	$ 654,062
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 68.54
- In United States dollars		$ 43.37	$ 64.50
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 189.14
- In United States dollars		$ 168.15	$ 178.00

(1) The market values have been translated to Canadian dollars using the August 31, 2008 noon foreign exchange rate of 1.0626.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party. See note 6 for further details of this arrangement.
(3) The cost of the portfolio excludes transaction fees incurred since the Company's inception in March 2005.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp" or the "Company") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with Uranium Corp's audited consolidated financial statements and notes thereto for the year ended February 29, 2008.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended August 31, 2008 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with Uranium Corp's audited consolidated financial statements and notes thereto for the year ended February 29, 2008.

New Accounting Standards

Uranium Corp adopted the following new Canadian Institute of Chartered Accountants ("CICA") Handbook accounting standards effective March 1, 2008:

a) Section 1535 "Capital Disclosures" requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company's objectives, policies and processes for managing capital (see note 7).

b) Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation" replace Section 3861 "Financial Instruments – Disclosure and Presentation" and establish standards for increased disclosure and presentation regarding the nature and extent of risks arising from financial instruments and how the company manages those risks (see note 7).

Future Accounting Standards

a) International Financial Reporting Standards ("IFRS") – the CICA confirmed that GAAP for publicly accountable enterprises, including investment trusts will be converged with IFRS for interim and annual financial statements beginning on or after January 1, 2011. The impact of the adoption of IFRS on Uranium Corp's financial statements has not yet been determined.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund trust and, accordingly, follows the general corporate income tax provisions of the Canadian Income Tax Act. Uranium Corp operates in multiple tax jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the six months ended August 31, 2008 and 2007:

(in thousands of Canadian dollars)	August 2008	August 2007
Decrease in net assets from operations before income taxes	$(28,510)	$(55,511)
Combined federal and Ontario provincial income tax rate	33.42%	36.12%
Computed income tax recovery	(9,528)	(20,051)
Operating loss carry-back	(23)	(23)
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other jurisdictions	4,361	9,186
Difference due to use of future tax rates rather than current tax rates in applicable jurisdictions	712	822
Other	48	(45)
Recovery of income taxes	$ (4,430)	$ (10,111)
Recovery of income taxes comprised of:		
Current tax expense	$ 16	$ 21
Future tax recovery	(4,446)	(10,132)
	$ (4,430)	$ (10,111)

The components of the Company's future tax balances as at August 31, 2008 and 2007 are as follows:

(in thousands of Canadian dollars)	August 2008	August 2007
Future tax assets:		
Unrealized loss on investments	$ 2,327	$ –
Tax benefit of share issue costs	4,305	3,923
Tax benefit of loss carryforwards	5,645	4,488
Future tax assets	$ 12,277	$ 8,411
Future tax liabilities:		
Unrealized gain on investments	$ 36,304	$ 83,905
Tax benefit of loss carryforwards	(827)	(309)
Future tax liabilities	$ 35,477	$ 83,596

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value.

The movement in common shares for the six months ended August 31, 2008 is as follows:

(in thousands of Canadian dollars)	August 2008
Common shares – beginning of period	$481,203
Shares issued pursuant to:	
Common share financings	
Gross proceeds on new issues	74,779
Less: Issue costs	(3,475)
Add: Tax effect of issue costs	1,008
Common shares – end of period	$553,515

The movement in the number of common shares for the six months ended August 31, 2008 is as follows:

(in number of shares)	August 2008
Common shares – beginning of period	64,991,841
Shares issued pursuant to:	
New issues	7,331,250
Common shares – end of period	72,323,091

Common share financings

In March 2008, Uranium Corp issued 7,331,250 shares at $10.20 per share for total gross proceeds of $74,779,000.

Warrants

The movement in warrants for the six months ended August 31, 2008 is as follows:

(in thousands of Canadian dollars)	August 2008
Warrants – beginning of period	$ 2,455
Warrants exercised during the period	–
Warrants – allocated fair value end of period	$ 2,455

The movement in the number of warrants for the six months ended August 31, 2008 is as follows:

(in number of warrants)	August 2008
Warrants – beginning of period	2,828,799
Warrants exercised during the period	–
Warrants – end of period [1]	2,828,799

[1] Warrants outstanding at August 31, 2008 were issued in September 2006 with an exercise price of $12.00, exercisable prior to September 14, 2008.

When the net asset value from operations per common share of the fund exceeds the exercise prices of the warrants, the warrants will have a dilutive impact. As at August 31, 2008, none of the outstanding warrants are dilutive to the net asset value of the fund.

Increase in Net Assets from Operations per Share

The calculation of the basic and diluted decrease in net assets from operations per common share was based on the following weighted average number of shares outstanding for the six months ended August 31, 2008:

(in number of shares)	August 2008
Weighted average number of shares outstanding:	
Basic	71,712,154
Add: Warrant Dilution	–
Diluted	71,712,154

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Company.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Participation Corporation.

Uranium Corp had a credit agreement with the Manager for a revolving facility of up to $15,000,000. The Company had drawn $11,600,000 under the facility which was repaid and terminated on April 10, 2007.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at the market price at the time of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at the market price at the time of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager during the six months ended August 31, 2008 and 2007:

(in thousands of Canadian dollars)	August 2008	August 2007
Fees incurred with the Manager:		
Management fees	805	1,047
Equity financing fees [(1)]	200	200
Transaction fees – uranium purchase commissions	1,246	1,615
Shareholder Information and other compliance	37	6
General office and miscellaneous	–	1
Interest and other debt related expenses		
Interest on loan payable	–	91
Standby fees on line of credit	–	4
Total fees incurred with the Manager	$ 2,288	$ 2,964

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.

As at August 31, 2008, accounts payable and accrued liabilities included $188,000 due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

As at August 31, 2008, the outstanding value of investments lent and collateral held is as follows:

Investment (in thousands of Canadian dollars)	Quantity of Measure	Market Value of Investments Lent	Collateral Held
Uranium hexafluoride ("UF_6")	500,000 KgU	$ 94,571	$ 164,610

The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral held is in the form of an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis.

7. CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

Uranium Corp's capital structure consists of debt and net assets. The Company's primary objective is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. To achieve this, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Company can enter into borrowing arrangements for up to 15% of the net assets of Uranium Corp to facilitate the purchases of uranium.

Risks Associated with Financial Instruments

Investment activities of Uranium Corp expose it to a variety of financial instrument risks: credit risk, liquidity risk, price risk, and currency risk. The source of risk exposure and how each is managed is outlined below:

Credit Risk

Uranium Corp's primary exposure to credit risk arises from its uranium lending arrangements. The Company lends uranium exlusively to large organizations with strong credit ratings and ensures that adequate security is provided for any loaned uranium (see note 6).

Liquidity Risk

Financial liquidity represents Uranium Corp's ability to fund future operating activities. The Company's primary income source from uranium lending is currently sufficient to meet its operating cash requirements. Although Uranium Corp enters into commitments to purchase uranium periodically, the commitments are normally contingent on the Company's ability to raise funds through the sale of additional equity securities.

Commodity Price Risk

Uranium Corp's net asset value is directly tied to the spot price of uranium published by Ux Consulting Company, LLC. In addition, the uranium loan fee fluctuates quarterly, following uranium spot price movements.

At August 31, 2008, a 10% increase in the uranium spot price would have increased the Company's net asset value by approximately $55,832,000.

Foreign Exchange Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company's foreign denominated investments, cash and cash equivalents, receivables, and accounts payables.

As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. dollar relative to the Canadian dollar can significantly impact the valuation of uranium and the associated purchase prices from a Canadian dollar perspective. At August 31, 2008, a 10% increase in the U.S. to Canadian dollar exchange rate would have increased the Company's net asset value by approximately $55,832,000.

END